EXHIBIT 99.3
                                                                    ------------



                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
MARCH 14, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES 2002 FINANCIAL RESULTS
AND YEAR-END RESERVES
--------------------------------------------------------------------------------

CALGARY, MARCH 14, 2003 - (VKR.UN) Viking Energy Royalty Trust ("Viking") announces its financial results for the year ending December 31, 2002 and the results of its independent reserve evaluation effective January 1, 2003. All dollar figures are in Canadian funds unless otherwise stated.

Viking had a successful year in 2002 with strong financial and operating results, as production, cash flow and distributions were well within the range of our initial forecast. Commodity prices showed renewed strength late in the year, and combined with stable production levels allowed Viking to generate $1.28 per unit in funds from operations. For 2002, distributions declared and cash distributions for tax basis were both $1.16 per unit, which provided a cash-on-cash yield of 18.0% based on the beginning of the year unit price of $6.44.

HIGHLIGHTS FOR 2002:

o Viking's total return for 2002 was 29%, assuming a reinvestment of distributions.

o Average daily production increased for the sixth straight year, growing by 6% to 12,434 BOE per day from 11,716 BOE per day.

o In February, Viking acquired a 100% working interest in properties in the Consort area of Alberta, adding over 600 BOE per day of initial production and 1.5 million BOE of established reserves for $3.5 million.

o In March, Viking issued 2.95 million Trust Units at $6.85 per Unit, which provided net proceeds of $19.0 million. The financing was led by Scotia Capital and included CIBC World Markets, BMO Nesbitt Burns, National Bank Financial, TD Securities and Raymond James.

o In June, the Trust completed the acquisition of Landover Energy Inc. for $12 million including the assumption of debt. This acquisition added initial production of approximately 400 BOE per day.

o In October, Viking announced it was internalizing its management by purchasing the outstanding shares of the management company for total consideration of $8.3 million. As a result of the payment of certain additional retention, transition and completion costs, the total commitment to the Trust for this transaction amounted to $9.2 million. Shareholder approval was received in December and the transaction closed on January 2, 2003. As a result of this internalization, effective December 31, 2002, no further management or acquisition fees are payable by the Trust.

o In December, the Trust announced it had entered into an agreement to acquire all of the outstanding shares of KeyWest Energy Corporation for $3.65 per share and assume its debt for a total cost of approximately $320 million. This purchase, which closed on February 26, 2003, resulted in the issuance of 24.9 million Trust Units and the payment of $66.0 million in cash. The cash portion of the acquisition was financed through the January 2003 issuance of $75 million in 10.5% convertible unsecured subordinated debentures, maturing in five years.

2002 FINANCIAL AND OPERATIONAL HIGHLIGHTS

FINANCIAL                                                 YEARS ENDED DECEMBER 31          3 MONTHS ENDED DECEMBER 31

($000's, except per unit and per BOE (1) amounts)       2002        2001     % change        2002       2001     % change
---------------------------------------------------------------------------------------- --------------------------------
Revenue                                            $ 134,697   $ 137,305       -2%       $ 36,433   $ 29,429       24%
Funds from Operations                              $  68,792   $  67,621        2%       $ 18,486   $ 12,872       44%
Funds from Operations per Unit                     $    1.28   $    1.70      -25%       $   0.34   $   0.26       31%
Net Income  (Loss)                                 $  16,911   $  29,756      -43%       $ (2,630)  $   (209)      --
Net Income (Loss) per Unit                         $    0.31   $    0.75      -59%       $  (0.05)  $  (0.00)      --
Cash Available for Distribution                    $  67,884   $  70,827       -4%       $ 18,263   $ 14,637       25%
Cash Available for Distribution, per Unit          $    1.26   $    1.78      -29%       $   0.33   $   0.29       14%
Distributions                                      $  62,475   $  73,326      -15%       $ 16,406   $ 16,030        2%
Distributions, per Unit                            $    1.16   $    1.91      -39%       $   0.30   $   0.32       -6%
Investor Netback per BOE                           $   14.97   $   15.61       -4%       $  16.39   $  10.77       52%
Capital Assets                                     $ 365,512   $ 379,332       -4%
Debt                                               $  92,768   $  87,037        7%
Unitholder Equity                                  $ 229,162   $ 251,122       -9%
---------------------------------------------------------------------------------------- --------------------------------
(1)  BOE: barrels of oil equivalent - 6 Mcf of natural gas equals one barrel of oil

OPERATIONAL
---------------------------------------------------------------------------------------- --------------------------------
Daily Production
                 Oil   (bbls/d)                        7,054       7,474       -6%          7,037      7,167       -2%
                 Liquids  (bbl/d)                        320         359      -11%            304        464      -34%
                 Natural Gas  (Mcf/d)                 30,358      23,298       30%         28,417     30,802       -8%
---------------------------------------------------------------------------------------- --------------------------------
                 Total  (BOE/d at 6:1)                12,434      11,716        6%         12,078     12,765       -5%
---------------------------------------------------------------------------------------- --------------------------------

Average Prices
                 Crude Oil ($/bbl, before hedging) $   35.25   $   33.23        6%       $  37.24   $  24.56       52%
                 Crude Oil ($/bbl, after hedging)  $   33.87   $   34.32       -1%       $  34.29   $  28.80       19%
                 Liquids ($/bbl)                   $   25.97   $   29.10      -11%       $  32.70   $  24.57       33%
                 Natural Gas ($/Mcf before hedging)$    3.94   $    4.61      -15%       $   5.50   $   3.22       71%
                 Natural Gas ($/Mcf after hedging) $    4.01   $    4.61      -13%       $   5.08   $   3.22       58%
---------------------------------------------------------------------------------------- --------------------------------
                 Total ($/BOE)                     $   29.68   $   32.11       -8%       $  32.76   $  25.05       31%
======================================================================================== ================================

UNIT TRADING                                       Q1 2002     Q2 2002    Q3 2002      Q4 2002    Total 2002
---------------------------------------------------------------------------------------------------------------------
High                                               $    7.68   $    8.00  $    7.90    $    7.57  $     8.00
Low                                                $    6.43   $    6.75  $    6.00    $    6.45  $     6.00
Volume (000s)                                         11,023       8,584      6,063       10,041      35,711
---------------------------------------------------------------------------------------------------------------------

PRODUCTION

Overall, production for the year was within 3% of the Trust's initial forecast. Oil and liquids volumes decreased by 6% to average 7,374 BOE per day, while natural gas production increased by 30% to an average of over 30 MMcf per day.

The natural gas production gains were seen in several areas. In Channel Lake, an aggressive infill-drilling program undertaken during the year increased production by 47% to an average of 10.6 MMcf per day from 7.2 MMcf per day in 2001. The Tweedie/Wappau area realised a 76% production increase, to 10.6 MMcf per day from 5.9 MMcf per day last year, due to a 2002 winter drilling program and the inclusion of a full year of operational results.

Other production gains were as a result of the acquisitions of the Consort properties and Landover Energy Inc., which added average production of 650 and 200 BOE per day respectively for the year.

These increases more than offset natural declines and the sale of minor properties. Production in the Bellshill area was negatively affected by several temporary shut down situations during the year. The sale of a number of minor non-core properties early in the year reduced production by approximately 600 BOE per day.

INVESTOR NETBACK PER BOE

---------------------------------------------------------------------------------------------------------------
                                             YTD 2002                   YTD 2001                  % change
---------------------------------------------------------------------------------------------------------------
Sales                                    $      29.68              $       32.11                    -8%
Royalties & Taxes                                4.07                       4.88                   -17%
Operating Expenses                               7.94                       8.28                    -4%
Abandonment reserve                              0.20                       0.20                     0%
---------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                               17.47                      18.75                    -7%
G & A                                            1.05                       0.94                    12%
Management Fees                                  0.63                       0.70                   -10%
Interest Expense                                 0.82                       1.50                   -45%
---------------------------------------------------------------------------------------------------------------
INVESTOR NETBACK                         $      14.97               $      15.61                    -4%
---------------------------------------------------------------------------------------------------------------


REVENUE AND PRICES

Total net revenues for 2002, including hedging, decreased by 2% to $134.7 million compared with $137.3 million last year. Oil prices in 2002 were flat, with WTI averaging US$26.08 per barrel compared with US$25.89 in 2001, and Edmonton posted prices averaging $39.92 compared with $39.20 last year. For 2002 Viking saw a narrowing of differentials that contributed to higher realised oil prices before hedging of $35.25 per barrel. This compares with a realised price of $33.23 in 2001, an increase of 6%. These higher prices offset a decrease in production, resulting in oil revenue remaining unchanged at $91 million. Revenue from natural gas liquids decreased to $3.1 million from $3.8 million in 2001 as average prices received in the year dropped by 11% to $25.97 per barrel.

Natural gas prices before hedging were 15% lower at $3.94 per Mcf compared with $4.61 last year. Although natural gas pricing strengthened towards the end of 2002, prices were significantly weaker during the summer months. Higher natural gas production offset the lower prices, as gas revenue increased to $43.4 million in 2002 from $39.2 million last year.

ROYALTIES AND TAXES

Royalties and taxes for 2002 were $18.5 million (13.4% of gross revenue or $4.07 per BOE) compared with $20.8 million (15.6% of gross revenues or $4.88 per BOE) in 2001. Although gross revenues increased marginally, the amount of royalties from 2001 to 2002 decreased primarily in two major areas. In Tweedie/Wappau, Viking received $1.2 million in capital cost allowance credit during 2002 for facility and gathering expenditures incurred during the prior year. In the Bellshill area, prior year results included higher than expected Freehold Mineral tax payments, which accounts for a lower rate this year.


OPERATING EXPENSES

Operating expenses decreased by 4% to $7.94 per BOE from $8.28 in 2001. As a result of higher production, total operating costs in 2002 increased to $36.1 million from $35.4 million in the previous year. Costs on a per BOE basis decreased due to a full year of results from the BXL properties, which have an overall lower cost structure, and due to higher production in the lower-cost Channel Lake field. The Trust also realised lower power costs as the average spot price for electricity moved down to $43.84 per Mwh in 2002 from $71.50 per Mwh the prior year.


OPERATING AND INVESTOR NETBACK

Sales netbacks were lower by $2.43 per BOE, which was primarily attributable to lower natural gas prices and hedging losses in the year. This decrease was partially offset by lower royalties and operating costs on a BOE basis, as explained above, which positively affected operating netbacks by $1.15 per BOE. The resulting operating netbacks decreased by 7% to $17.47 per BOE from $18.75. Lower interest and management fees were partially offset by higher G&A costs. Interest costs were substantially lower in 2002, as 2001 results included borrowing costs associated with the acquisition of the Bellshill properties and higher interest rates. Management fees are lower as a direct result of lower operating income. The result is that despite lower average commodity prices, before hedging, of $1.02 per BOE, investor netbacks were only down by $0.64 to $14.97 per BOE from $15.61 per BOE in 2001.


DISTRIBUTIONS

Viking declares its distributions each month during the year. To receive a distribution, a Unitholder must be the holder of record on the last day of the month for which the distribution is declared. The distribution is then paid on the 15th calendar day (or the next business day if the 15th falls on a weekend or holiday) of the following month. For the year 2002, Viking declared distributions of $1.16 per Unit, including the $0.10 per Unit that was paid on January 15, 2003. This represents a decrease of 39% or $0.75 per Unit compared with distributions from the prior year. In 2002, Viking distributed 92% of its cash available for distribution compared with 104% in 2001. Since inception, the Trust has distributed 94% of its total cash available for distribution to Unitholders.

For tax purposes, Unitholders record the actual cash distributions that are paid during a calendar year. For 2002, the Trust paid $1.16 per Unit on a cash basis. Of the amounts paid in 2002, 58%, or $0.6728 per Unit, was a return of capital and will reduce the adjusted cost base of the units. The balance of 42%, or $0.4872 per Unit, was a return on capital and is to be treated as other income in 2002. This is broken out in the following table.

DISTRIBUTIONS SUMMARY

-------------------------------------------------------------------------------------------------------------------
RECORD DATE                DISTRIBUTION DATE         TOTAL PER UNIT       TAXABLE AMOUNT         ACB REDUCTION
-------------------------------------------------------------------------------------------------------------------
December 31, 2001          January 15, 2002          $         0.10       $       0.0420         $      0.0580
January 31, 2002           February 15, 2002         $         0.09       $       0.0378         $      0.0522
February 28, 2002          March 15, 2002            $         0.09       $       0.0378         $      0.0522
March 28, 2002             April 15, 2002            $         0.09       $       0.0378         $      0.0522
April 30, 2002             May 15, 2002              $         0.09       $       0.0378         $      0.0522
May 31, 2002               June 17, 2002             $         0.10       $       0.0420         $      0.0580
June 28, 2002              July 15, 2002             $         0.10       $       0.0420         $      0.0580
July 31, 2002              August 15, 2002           $         0.10       $       0.0420         $      0.0580
August 30, 2002            September 16, 2002        $         0.10       $       0.0420         $      0.0580
September 30, 2002         October 15, 2002          $         0.10       $       0.0420         $      0.0580
October 31, 2002           November 15, 2002         $         0.10       $       0.0420         $      0.0580
November 29, 2002          December 16, 2002         $         0.10       $       0.0420         $      0.0580
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                $         1.16       $       0.4872         $      0.6728
-------------------------------------------------------------------------------------------------------------------

INTERNALIZATION EXPENSE

At a Special Meeting of the Trust's Unitholders on December 3, 2002, the internalization of Viking's management was approved. On January 2, 2003 the internalization transaction closed. The Trust has incurred a total of $8.3 million in costs to date consisting of cash and Viking Units, and it was determined that this amount should be expensed in the current period. In addition, Viking is committed to a maximum of an additional $0.8 million applicable to future payments to officers of the Trust under certain conditions. As a result of this transaction, the Trust will not incur or be required to pay any further management or acquisition fees subsequent to December 31, 2002. When considering the fees that would have been paid related to the acquisition of KeyWest, the payout to the Unitholder is now one year.

HEDGING RESULTS

For 2002, Viking had hedged an average of 3,800 barrels per day of oil production at an average price of US$24.30 per barrel ($38.15 per barrel). An average of 10.7 MMcf per day of natural gas production was hedged at an average price of $4.21 per Mcf and an additional 4.2 MMcf per day was protected through costless collars with an average floor price of $3.63 per Mcf and an average ceiling price of $5.86. The Trust also hedged five megawatts per hour of electricity at an average price of $41.02 per Mwh, and locked in interest rates on $30 million of its debt at a rate of 3.355%.

The strengthening prices in the fourth quarter resulted in the Trust recording a net hedging loss of $2.8 million for the year, compared with a $3.0 million gain in 2001. These hedging losses are included as a reduction in oil and gas revenue during the period. The Trust also recognised a gain of $0.1 million during the year on its electricity hedge. This gain is recorded as a decrease in operating costs in the income statement. The interest rate hedging gain of $0.1 was recorded as a reduction in interest expense.

For 2003, Viking has placed commodity hedges on approximately 50% of its forecast production through a combination of financial swaps, cost-less collars and three-way collars to protect the price downside while still allowing for some upside potential.

COMMODITY                                       QUANTITY                       PERIOD                          PRICE
---------------------------------------------------------------------------------------------------------------------
Crude Oil Swaps                              500 bbl/day          Jan. 1 - Dec. 31/03                  $24.38 US/bbl

COMMODITY                                       QUANTITY                       PERIOD                          PRICE
---------------------------------------------------------------------------------------------------------------------
Crude Oil - collars                        2,000 bbl/day          Jan. 1 - Mar. 31/03            Floor $25.00 US/bbl
                                                                                               Ceiling $29.03 US/bbl

                                           1,500 bbl/day          Apr. 1 - Jun. 30/03            Floor $24.17 US/bbl
                                                                                               Ceiling $29.04 US/bbl

                                             500 bbl/day           Jul.1 - Dec. 31/03            Floor $20.00 US/bbl
                                                                                               Ceiling $25.00 US/bbl

                                           2,500 bbl/day          Jan. 1 - Dec. 31/03        2nd Floor $18.22 US/bbl
                                                                                             1st Floor $22.60 US/bbl
                                                                                               Ceiling $26.94 US/bbl

                                           1,000 bbl/day       Jul. 1/03 - Jun. 30/04         2nd Floor $21.50US/bbl
                                                                                             1st Floor $24.50 US/bbl
                                                                                               Ceiling $31.10 US/bbl

Foreign Exchange                         $45,190 USD/day          Jan. 1 - Dec. 31/03                     $1.587 CDN

Natural Gas Swaps:
    - Financial                            4,741 MCF/day           Jan. 1 - Oct 31/03                     $4.38 /MCF
    - Physical                             2,090 MCF/day           Jan. 1 - Oct 31/03                     $5.57 /MCF
                                           3,013 MCF/day       Feb. 1/03 - Dec. 31/03                     $6.72/ MCF
                                           1,896 MCF/day       Jan. 1/04 - Mar. 31/04                      $7.09/MCF

    - Participating - 50%                  3,225 MCF/day           Jan. 1 - Oct 31/03                      $5.43/MCF

Natural Gas - collars                      3,957 MCF/day          Jan. 1 - Dec. 31/03                Floor $4.83/MCF
                                                                                                   Ceiling $6.42/MCF

                                           4,741 MCF/day           Jan. 1 - Oct 31/03            2nd Floor $4.11/MCF
                                                                                                 1st Floor $4.80/MCF
                                                                                                   Ceiling $8.35/MCF

                                             948 MCF/day  Nov. 1/03 - Oct. 31/04                 2nd Floor $5.27/MCF
                                                                                                 1st Floor $6.33/MCF
                                                                                                   Ceiling $7.65/MCF

Power                                   2 megawatt hours       Jan. 1/02 - Dec. 31/03                   $40.60 / MWH

RESERVES ANALYSIS

Independent engineering evaluations were completed by Gilbert Laustsen Jung Associates Ltd. (GLJ) for all properties, effective January 1, 2003. Viking had established reserves of 32.3 million barrels of crude oil and natural gas liquids and 78.4 billion cubic feet of natural gas for a total of 45.4 million BOE of established reserves.

The following tables present Viking's reserves of crude oil, natural gas and natural gas liquids as determined by GLJ. Reserves are Trust interest before royalties and probable reserves are risked at 50%. All estimates of future cash flow in these tables are calculated without any provision for income taxes or general and administrative costs. The reserves are based on GLJ January 1, 2003, price forecasts for crude oil and natural gas. All BOE numbers are presented using the international standard that natural gas is converted on the basis of 6 Mcf equals one barrel of oil.

RESERVES SUMMARY
                                                   Crude Oil         Natural Gas          NGL            Total
Effective January 1, 20031                          (Mbbls)             (Bcf)           (Mbbls)          (MBOE)
---------------------------------------------------------------------------------------------------------------------
Proved Producing                                    21,343              61.9               825          32,478
Proved Non-Producing                                 4,018               5.7                95           5,077
---------------------------------------------------------------------------------------------------------------------
Total Proved                                        25,361              67.6               920          37,555
Probable (risked at 50%)                             5,889              10.8               147           7,833
---------------------------------------------------------------------------------------------------------------------
Established Reserves                                31,250              78.4             1,067          45,388
---------------------------------------------------------------------------------------------------------------------
Note 1:  Reserves determined using GLJ January 1, 2003 pricing assumptions

ESTIMATED FUTURE NET CASH FLOW
                                                                 Present worth in $000's discounted at:
                                                     ---------------------------------------------------------------
Effective January 1, 2003 (1)                          0%              10%               12%             15%
--------------------------------------------------------------------------------------------------------------------
Proved Producing                                   442,816           276,908           260,083         239,212
Proved Non-Producing                                59,627            33,603            30,576          26,784
--------------------------------------------------------------------------------------------------------------------
Total Proved                                       502,443           310,511           290,659         265,996
Probable (risked at 50%)                           107,673            41,031            35,923          30,141
--------------------------------------------------------------------------------------------------------------------
Established Reserves                               610,116           351,542           326,582         296,137
--------------------------------------------------------------------------------------------------------------------
Note 1:  Reserves determined using GLJ January 1, 2003 pricing assumptions

GLJ COMMODITY PRICE ASSUMPTIONS - EFFECTIVE JANUARY 1, 2003

                                                     WTI (1)     Light Crude (2)
                                       Cushing, Oklahoma            Edmonton         AECO-C Spot
Year                                           ($US/Bbl)          ($Cdn/Bbl)        ($Cdn/MMBtu)
-------------------------------------------------------------------------------------------------
2003                                               25.50               38.50                5.65
-------------------------------------------------------------------------------------------------
2004                                               22.00               32.50                5.00
-------------------------------------------------------------------------------------------------
2005                                               21.00               30.50                4.70
-------------------------------------------------------------------------------------------------
2006                                               21.00               30.50                4.85
-------------------------------------------------------------------------------------------------
Thereafter                                     + 1.5%/yr           + 1.5%/yr           + 1.5%/yr
-------------------------------------------------------------------------------------------------
Note 1:  West Texas Intermediate
Note 2:  Edmonton refinery postings for 40 API, 0.4% sulphur content crude

RESERVE REPLACEMENT

Established reserves added as a result of acquisitions during the year were 3.4 million BOE while development activities added 1.8 million BOE for a total of
5.2 million BOE or 115% of Viking's 2002 production. This was offset by dispositions of 1.7 million BOE and negative net revisions of 1.6 million BOE of established reserves.

Viking's total production for 2002 was 4.5 million BOE. The combination of acquisitions, disposals, development activities, technical revisions and production resulted in a total net decrease in established reserves of 2.5 million BOE.


RESERVES RECONCILIATION
                                 Crude Oil (Mbbls)        Natural Gas (Bcf)       NGL (Mbbls)            TOTAL (MBOE)

Effective January 1, 20031     Proved   Established    Proved  Established   Proved    Established     PROVED  ESTABLISHED
---------------------------------------------------------------------------------------------------------------------------
Opening Reserves               25,829        31,331      79.4         91.6    1,178          1,382     40,233       47,978
Acquisitions                    2,100         2,430       5.0          5.2       58             89      2,985        3,386
Dispositions                     (609)         (717)     (4.7)        (5.5)     (44)           (58)    (1,434)      (1,693)
Net Revisions                     (79)         (237)     (4.6)        (6.6)    (193)          (255)    (1,030)      (1,589)
Development                       695         1,017       3.6          4.8       38             26      1,339        1,846
Production                     (2,575)       (2,575)    (11.1)       (11.1)    (117)          (117)    (4,538)      (4,538)
---------------------------------------------------------------------------------------------------------------------------
Year-ending Reserves           25,361        31,250      67.6         78.4      920          1,067     37,555       45,388
---------------------------------------------------------------------------------------------------------------------------
Note 1:  Reserves are determined using GLJ January 1, 2003 pricing assumptions


RESERVE ADDITION COSTS

Viking's reserve addition costs per BOE for 2002 are broken down into acquisition costs, development costs and total costs net of dispositions and technical revisions. Using established reserves added in 2002, the resulting finding costs per BOE were $5.40 for acquisitions and $13.29 for development. The total cost net of dispositions and technical revisions was $16.14 per established BOE. The combined cost of acquisitions and development activities was $8.89 per established BOE. The reduction in reserves as a result of technical revisions increased finding costs by approximately $7.25 per established BOE.

These finding costs do not include the KeyWest acquisition completed in February 2003. If the KeyWest acquisition is included in the determination of Viking's finding costs for 2002, the resulting finding costs per BOE would be $11.47, $13.29 and $12.52 for acquisition, development and total costs net of dispositions and technical revisions respectively. Total net finding costs decrease by $3.62 per BOE. After the inclusion of the KeyWest acquisition the impact of revisions is to increase the net finding costs by only $0.67 per BOE.

For the six year period from inception in 1996 to date, total established reserve addition costs including the KeyWest acquisition are $9.45 per BOE. This compares to a cost of $7.90 per BOE before the acquisition of KeyWest.

NET ASSET VALUE                                                 Present worth discounted at:
                                                          ----------------------------------------
Effective January 1, 2003                                          0%                 10%
--------------------------------------------------------------------------------------------------
Future Net Cash Flow Established Reserves                    610,116             351,542
Add: Undeveloped Lands                                        10,060              10,060
Working Capital                                               (1,933)             (1,933)
Reclamation Fund                                               2,944               2,944
Less: Debt                                                   (92,768)            (92,768)
--------------------------------------------------------------------------------------------------
Net Asset Value                                              528,419             269,845
==================================================================================================
NAV Per Unit (1)                                          $     9.66          $     4.93
--------------------------------------------------------------------------------------------------
Note 1:  Based on 54,715,037 Trust Units outstanding at December 31, 2002


VIKING AND KEYWEST COMBINED RESERVES

Effective February 26, 2003, Viking completed the acquisition of all of the outstanding shares of KeyWest Energy Corporation for $3.65 per share and assumed its debt for a total cost of approximately $320 million. This added initial production of approximately 8,400 BOED. Viking commissioned GLJ to complete a reserve report on the KeyWest properties as of March 1, 2003. The following tables contain reserve information for Viking at January 1, 2003 combined with KeyWest at March 1, 2003 using GLJ's April 1, 2003 commodity price forecast.


RESERVES SUMMARY
                                      --------------------------------------------------------------------------------
                                        Crude Oil & NGLs
                                              (Mbbls)            Natural Gas (Bcf)             TOTAL (MBOE)
                                      --------------------------------------------------------------------------------
Effective January & March 1, 2003 (1)      Viking      KeyWest   Viking    KeyWest     Viking    KeyWest     COMBINED
----------------------------------------------------------------------------------------------------------------------
Proved Producing                           22,265       14,536     61.9       23.9     32,588     18,525       51,113
Proved Non-Producing                        4,143        2,354      6.0        8.3      5,144      3,728        8,872
----------------------------------------------------------------------------------------------------------------------
Total Proved                               26,408       16,890     67.9       32.2     37,732     22,253       59,985
Probable (risked at 50%)                    6,046        2,813     10.8        4.6      7,838      3,588       11,426
----------------------------------------------------------------------------------------------------------------------
Established Reserves                       32,454       19,703     78.7       36.8     45,570     25,841       71,411
======================================================================================================================
Note 1:  Viking reserves are as at January 1 and KeyWest's are at March 1.
         Reserves are determined using GLJ pricing forecast in effect April 1,
         2003.


ESTIMATED FUTURE NET CASH FLOW
Effective January & March 1, 2003 (1)                     Present worth in $000's discounted at:
                                    -----------------------------------------------------------------------------------
                                                        0%                                       10%
                                    -----------------------------------------------------------------------------------
                                          Viking        KeyWest       Combined       Viking      KeyWest      Combined
                                    -----------------------------------------------------------------------------------
Proved Producing                         517,908        330,738        848,646      325,503      218,870       544,373
Proved Non-Producing                      69,840         64,050        133,890       40,855       42,084        82,939
-----------------------------------------------------------------------------------------------------------------------
Total Proved                             587,748        394,788        982,536      366,358      260,954       627,312
Probable (risked at 50%)                 122,264         60,804        183,068       46,563       30,753        77,316
-----------------------------------------------------------------------------------------------------------------------
Established Reserves                     710,012        455,592      1,165,604      412,921      291,707       704,628
======================================================================================================================
Note 1:  Viking reserves are as at January 1 and KeyWest's are at March 1.
         Reserves are determined using GLJ pricing forecast in effect April 1,
         2003.

GLJ COMMODITY PRICE ASSUMPTIONS - EFFECTIVE APRIL 1, 2003

                                                 WTI (1)         Light Crude (2)
                                    Cushing, Oklahoma                Edmonton             AECO-C Spot
Year                                        ($US/Bbl)              ($Cdn/Bbl)            ($Cdn/MMBtu)
------------------------------------------------------------------------------------------------------
2003                                            30.75                   44.50                    6.60
------------------------------------------------------------------------------------------------------
2004                                            25.00                   36.00                    5.45
------------------------------------------------------------------------------------------------------
2005                                            23.00                   33.00                    5.05
------------------------------------------------------------------------------------------------------
2006                                            23.00                   33.00                    5.05
------------------------------------------------------------------------------------------------------
Thereafter                                  + 1.5%/yr               + 1.5%/yr               + 1.5%/yr
------------------------------------------------------------------------------------------------------
Note 1:  West Texas Intermediate
Note 2:  Edmonton refinery postings for 40 API, 0.4% sulphur content crude


COMBINED NET ASSET VALUE (1)                                 Present worth in $000s discounted at:
                                                          --------------------------------------------
                                                                    0%                   10%
------------------------------------------------------------------------------------------------------
Future Net Cash Flow Established Reserves (1)                1,165,604               704,628
Add: Undeveloped Lands                                          18,400                18,400
Reclamation Fund                                                 2,944                 2,944
Convertible Debentures                                         (75,000)              (75,000)
Net Debt                                                      (165,000)             (165,000)
------------------------------------------------------------------------------------------------------
Combined Net Asset Value March 1, 2003                         946,948               485,972
======================================================================================================
Combined Per Unit (2)                                      $     11.80           $      6.06
------------------------------------------------------------------------------------------------------
Note 1:  Viking as at January 1, 2003 and KeyWest as at March 1, 2003 both using the April 1, 2003 GLJ forecast price assumptions
Note 2:  Based on 80,226,612 Trust Units outstanding - including KeyWest and the
         Internalization Units


10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

The cash portion of the KeyWest acquisition was financed through the January 2003 issuance of $75 million in 10.5% convertible unsecured subordinated debentures, maturing in five years.

The offering was made on a bought deal basis through a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc. and Raymond James Ltd. The initial maturity date of the Convertible Debentures was April 30, 2003 and was automatically extended to January 31, 2008 upon the completion of the arrangement between Viking and KeyWest. The Convertible Debentures pay interest semi-annually and are convertible at the option of the holder into trust units of Viking at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The Convertible Debentures are listed for trading on the Toronto Stock Exchange under the symbol VKR.DB.

ABOUT VIKING

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The Trust currently has 80,314,856 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $75-million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

                           VIKING ENERGY ROYALTY TRUST
           CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
                             YEARS ENDED DECEMBER 31
                             (thousands of dollars)


                                                 2002         2001
                                              ---------    ---------
REVENUE
   Oil and natural gas                        $ 134,697    $ 137,305
   Royalties                                    (17,899)     (20,771)
                                              ---------    ---------
                                                116,798      116,534
                                              ---------    ---------
EXPENSES
   Operating                                     36,057       35,417
   General and administrative                     4,759        3,998
   Management fee                                 2,877        3,009
   Internalization expense                        8,319           --
   Interest                                       3,713        6,407
   Capital and other taxes                          600           70
   Depletion, depreciation and amortization      48,117       40,329
   Future income tax recovery                    (4,555)      (2,452)
                                              ---------    ---------
                                                 99,887       86,778
                                              ---------    ---------

Net income                                    $  16,911    $  29,756
                                              ---------    ---------
Accumulated earnings (deficit) - opening         26,141       (3,393)
Unit option repurchases                              --         (222)
                                              ---------    ---------
Accumulated earnings  - closing               $  43,052    $  26,141
                                              =========    =========

                           VIKING ENERGY ROYALTY TRUST
                           CONSOLIDATED BALANCE SHEETS
                                AS AT DECEMBER 31
                             (thousands of dollars)


ASSETS                                            2002         2001
                                               ---------    ---------
Current assets
   Accounts receivable                         $  20,991    $  17,922
   Prepaid expenses                                2,599        2,008
                                               ---------    ---------
                                                  23,590       19,930
                                               ---------    ---------

Capital assets                                   365,512      379,332
Reclamation fund                                   2,944        2,036
Other investments                                  1,054        1,014
                                               ---------    ---------
TOTAL ASSETS                                   $ 393,100    $ 402,312
                                               =========    =========


LIABILITIES
Current liabilities
   Accounts payable                            $  17,301    $  16,361
   Unitholder distributions payable                5,472        5,106
   Due to related party - cash portion             2,750           --
   Due to related party - Trust Unit portion       4,367           --
   Current portion bank loan                       7,731           --
                                               ---------    ---------
                                                  37,621       21,467
                                               ---------    ---------

Bank loan                                         85,037       87,037
Future income taxes                               38,130       40,639
Provision for site restoration                     3,150        2,047
                                               ---------    ---------
TOTAL LIABILITIES                                163,938      151,190
                                               ---------    ---------


UNITHOLDERS' EQUITY
Unitholders' capital                             424,734      401,130
Accumulated earnings                              43,052       26,141
Accumulated Unitholder distributions            (238,624)    (176,149)
                                               ---------    ---------
TOTAL UNITHOLDERS' EQUITY                        229,162      251,122
                                               ---------    ---------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY      $ 393,100    $ 402,312
                                               =========    =========

                           VIKING ENERGY ROYALTY TRUST
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             YEARS ENDED DECEMBER 31
                             (thousands of dollars)


                                                       2002         2001
                                                    ---------    ---------
OPERATING ACTIVITIES
Net income                                          $  16,911    $  29,756

Add items not involving cash:
   Depletion, depreciation and amortization            48,117       40,329
   Equity income                                           --          (12)
   Future income tax recovery                          (4,555)      (2,452)
   Internalization Expense                              8,319           --
                                                    ---------    ---------
Funds from operations                                  68,792       67,621

Changes in working capital                             (2,152)       4,415
                                                    ---------    ---------
                                                       66,640       72,036
                                                    ---------    ---------

FINANCING ACTIVITIES
Issuance of Trust Units                                24,899       78,211
Issue costs                                            (1,295)      (3,150)
Unit options repurchased                                   --         (222)
Bank loan                                               1,231       37,246
                                                    ---------    ---------
                                                       24,835      112,085
                                                    ---------    ---------

INVESTING ACTIVITIES
Internalization expense                                (1,202)          --
Acquisition of Landover                                (7,820)          --
Acquisition of Sedpex Partnership                          --      (42,415)
Acquisition of BXL Energy Ltd.                             --      (20,386)
Acquisition and disposals of oil & gas properties       5,134      (20,659)
Capital development expenditures                      (24,529)     (25,755)
Contributions to reclamation fund                        (908)        (855)
Other investments                                         (40)          (2)
                                                    ---------    ---------
                                                      (29,365)    (110,072)
                                                    ---------    ---------

UNITHOLDER DISTRIBUTIONS                              (62,110)     (74,049)
------------------------                            ---------    ---------

CHANGE IN CASH                                      $      --    $      --
                                                    =========    =========

For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta
Wayne King                              T2P 0L4
Executive VP and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations


For further information regarding Viking Energy Royalty Trust, visit our website at WWW.VIKINGENERGY.COM